EXHIBIT 12.1
Federal Home Loan Bank of Des Moines
Computation of Earnings to Fixed Charges
(numbers in millions)

	For the Years Ended December 31,
	2017	2016	2015	2014	2013
Earnings:
Income before assessments	$578	$724	$148	$135	$122
Fixed charges	1,784	1,076	524	421	422
Total earnings	2,362	1,800	672	556	544

Fixed Charges:
Interest expense	1,783	1,075	523	420	421
1/3 of net rental expense[1]	1	1	1	1	1
Total fixed charges	$1,784	$1,076	$524	$421	$422

Ratio of earnings to fixed charges	1.32	1.67	1.28	1.32	1.29

1    Represents an estimated interest factor.